Exhibit 99.1

Technical difficulties experienced during Silicon Motion Conference Call

Thomson Reuters, Silicon Motion’s teleconference service provider, would like to apologize for the issues experienced on the Silicon Motion 4th Quarter Earnings Teleconference, hosted February 2nd 2010.

We are currently investigating the reports from analysts of being unable to participate in the question & answer session. Silicon Motion welcomes you to contact the IR department if you have any questions related to the financial results.

Thomson Reuters apologizes for the inconvenience to the Silicon Motion investor community.